Traccom Inc.

P.O. Box 8906

4774 Park Granada, Suite 10

Calabasas, CA 91372

April 27, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joe McCann, Jordan Metoyer, Li Xiao and Al Pavot

Re:Traccom Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed April 7, 2021

File No. 024-11448

Dear Mr. McCann:

We hereby submit the response of Traccom Inc. (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 7, 2021, providing the Staff’s comment with respect to Amendment No. 2 to the Offering Statement on Form 1-A (the “Offering Statement”).  For the convenience of the Staff, the Staff’s comment is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 1-A as amended April 7, 2021

Exhibit 11.1 Consent of Independent Accountant, page 37

1.Please have your auditor revise the auditor’s consent to address the expert language as described in paragraph 11 under Item 17 in Form 1-A.

Response: The auditor has revised the auditor’s consent to include the following language, “We also consent to the reference to our firm under the caption “Experts.”

If you would like to discuss the response to the Staff’s comment or if you would like to discuss any other matters, please contact the undersigned at (714) 308-3340 or Lahdan S. Rahmati, Esq. of Weintraub Law Group P.C. at (310) 948-9968.

Sincerely,

Traccom Inc.

By:	/s/ Harry Steck
Harry Steck
Chief Executive Officer